                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

================================================================================

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  BIO-ONE CORP
                                  ------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                 (CUSIP Number)

                                   Mark Angelo
                          Cornell Capital Partners, LP
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy To:

                                   Mark Angelo
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300

                                December 27, 2004
                                -----------------

             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                                  SCHEDULE 13D

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1                       NAME OF REPORTING PERSONS
                        Cornell Capital Partners LP

--------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3                       SEC USE ONLY


--------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 16,994,199
WITH
                        --------------------------------------------------------
                        8             SHARED VOTING POWER


                        --------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      16,994,199
                        --------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON


--------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                   (  )

--------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8%
--------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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1                       NAME OF REPORTING PERSONS
                        Yorkville Advisors, LLC

--------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3                       SEC USE ONLY


--------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 18,928,135 (16,994,199 as General Partner
WITH                                  of Cornell Capital Partners, LP and
                                      1,933,936 directly)
                        --------------------------------------------------------
                        8             SHARED VOTING POWER

                                      -0-
                        --------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      18,928,135 (16,994,199 as General Partner
                                      of Cornell Capital Partners, LP and
                                      1,933,936 directly)
                        --------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                        18,928,135 (16,994,199 as General Partner of Cornell Capital Partners, LP and 1,993,936 directly)
--------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                   (  )

--------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9%
--------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSONS
                        Mark Angelo

--------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3                       SEC USE ONLY


--------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States

--------------------------------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 18,928,135 (16,994,199 as Portfolio
WITH                                  Manager of Cornell Capital Partners, LP
                                      and 1,933,936 as President of Yorkville
                                      Advisors, LLC)
                        --------------------------------------------------------
                        8             SHARED VOTING POWER

                                      -0-
                        --------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      18,928,135 (16,994,199 as Portfolio
                                      Manager of Cornell Capital Partners, LP
                                      and 1,933,936 as President of Yorkville
                                      Advisors, LLC)
                        --------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                        (16,994,199 as Portfolio Manager of Cornell Capital Partners, LP and 1,933,936 as President of Yorkville Advisors, LLC)
--------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                   (  )

--------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9%
--------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This statement relates to shares of common stock, par value $0.001 per share (the "Shares"), of Bio-One Corp., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 16300 Winter Springs Boulevard, Florida 32708.

Item 2. Identity and Background.

      (a)-(c), (f). This statement is being filed by Cornell Capital Partners, LP ("Cornell"), Yorkville Advisors, LLC ("Yorkville") and Mark Angelo ("Angelo") (Cornell, Yorkville and Angelo collectively, the "Reporting Persons").

Cornell, a Delaware limited partnership, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund. Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the General Partner of Cornell. Angelo, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville. Angelo is a citizen of the United States.

      (d) and (e). During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The Shares were acquired pursuant to Cornell's exercise of its conversion rights under a certain convertible debenture purchased by Cornell from Issuer on March 29, 2004 for $15,000,000

Item 4. Purpose of Transaction.

      Cornell acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a)-(b) As of December 27, 2004, Cornell was the record and beneficial owner 16,994,199 Shares representing 8% of the issued and outstanding shares. Yorkville, as the General Partner of Cornell was the record and beneficial owner 1,933,936 Shares and may be deemed to have a beneficial ownership of Cornell's Shares together representing 9% of the issued and outstanding shares. Angelo as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville may be deemed to have a beneficial ownership in the aforementioned Shares.

      Cornell has the sole power to vote and to dispose of all of its Shares. Yorkville, as the General Partner of Cornell, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell. Angelo, as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell.

      (c) Except as follows, none of the Reporting Persons has effected, within the last 60 days, any transactions involving the Shares. Within the last 60 days, Cornell has effected the following transactions involving the Shares:

      On October 25, 2004 sold 1,800,000 shares at a price per share of $0.029 On October 26, 2004 sold 1,625,000 shares at a price per share of $0.0294 On October 29, 2004 sold 1,000,000 shares at a price per share of $0.037 On November 1, 2004 sold 900,000 Shares at a price per share of $0.0342
      On November 2, 2004 sold 1,440,000 Shares at a price per share of $0.0339 On November 2, 2004 pursuant to a conversion dated October 27, 2004 of the Convertible Debenture dated March 26, 2004, acquired 15,000,000 shares at a price per share of $0.0237
      On November 4, 2004 sold 500,000 Shares at a price per share of $0.031
      On November 5, 2004 sold 410,000 Shares at a price per share of $0.033
      On November 5, 2004 sold 155,000 Shares at a price per share of $0.045
      On November 9, 2004 sold 330,000 Shares at a price per share of $0.041
      On November 10, 2004 sold 1,700,000 Shares at a price per share of $0.0441 On November 12, 2004 sold 8,890,228 Shares at a price per share of $0.045 On November 15, 2004 pursuant to a conversion dated November 8, 2004 of the Convertible Debenture dated March 26, 2004, acquired 17,817,308 shares at a price per share of $0.026
      On November 18, 2004 sold 5,000,000 Shares at a price per share of $0.045 On November 23, 2004 sold 5,000,000 Shares at a price per share of $0.045 On November 30, 2004 pursuant to a conversion dated November 16, 2004 of the Convertible Debenture dated March 26, 2004, acquired 13,294,199 shares at a price per share of $0.0362
      On November 30, 2004 sold 7,817,308 Shares at a price per share of $0.045 On December 2, 2004 bought 3,700,000 Shares at a price per share of $0.045

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Cornell and the Issuer are parties to the following agreements, dated March 29, 2004, relating to the Shares: Securities Purchase Agreement, Investor's Registration Rights Agreement, and Convertible Debenture.

      Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1         Joint Filing Agreement.

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2004            REPORTING PERSONS:
                                    -----------------

                                    CORNELL CAPITAL PARTNERS, LP

                                    By:      Yorkville Advisors, LLC
                                    Its:     General Partner

                                    By:      /s/ Mark Angelo
                                       -----------------------------------------
                                    Name:    Mark Angelo
                                    Its:     Portfolio Manager

                                    YORKVILLE ADVISORS, LLC

                                    By:      /s/ Mark Angelo
                                       -----------------------------------------
                                    Name:    Mark Angelo
                                    Its:     Portfolio Manager

                                             /s/ Mark Angelo
                                    --------------------------------------------
                                             MARK ANGELO

                             JOINT FILING AGREEMENT


      In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock no par value per share, of Tech Laboratories, Inc., a New Jersey corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of December 27, 2004


                                    REPORTING PERSONS:
                                    -----------------

                                    CORNELL CAPITAL PARTNERS, LP

                                    By:      Yorkville Advisors, LLC
                                    Its:     General Partner

                                    By:      /s/ Mark Angelo
                                       -----------------------------------------
                                    Name:    Mark Angelo
                                    Its:     Portfolio Manager

                                    YORKVILLE ADVISORS, LLC

                                    By:      /s/ Mark Angelo
                                       -----------------------------------------
                                    Name:    Mark Angelo
                                    Its:     Portfolio Manager


                                             /s/ Mark Angelo
                                    --------------------------------------------
                                             MARK ANGELO